03 DEC -5 AM 7:21

旺-旺

24 Nov.2003

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

03037941

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Unaudited Results for The Third Quarter Ended 30 September 2003
2) Slides for The Third Quarter 2003 Unaudited Results

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

MASNET No. 74 OF 21.11.2003
Announcement No. 75

WANT WANT HOLDINGS LTD

UNAUDITED RESULTS FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2003

The Board of Directors of Want Want Holdings Ltd is pleased to announce the Unaudited Results for the third quarter ended 30 September 2003.

3Q2003 Unaudited

Submitted by Adams Lin Feng I, Group Vice President and Director on 21/11/2003 to the SGX

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

1(a)(i) Income Statement for Third Quarter And First Nine Months Ended 30 September 2003:-

	Third Quarter		Increase/	First Nine Months		Increase/
Group	2003	2002	(decrease)	2003	2002	(decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
Revenue	127,022	103,388	22.9	361,390	313,562	15.3
Cost of sales	(69,330)	(56,668)	22.3	(203,482)	(174,377)	16.7
Gross profit	57,692	46,720	23.5	157,908	139,185	13.5
Other operating income	2,055	1,809	13.6	6,130	4,791	27.9
Foreign exchange gain/(loss)	138	(77)	N/M	84	160	(47.5)
Distribution and selling costs	(18,010)	(14,891)	20.9	(50,180)	(45,784)	9.6
Administrative expenses	(10,827)	(9,965)	8.7	(31,672)	(30,932)	2.4
Other operating expenses	(1,771)	(3,164)	(44.0)	(4,931)	(4,542)	8.6
Profit from operations	29,277	20,432	43.3	77,339	62,878	23.0
Finance cost	(130)	(374)	(65.2)	(724)	(1,459)	(50.4)
Profit before share of results of associates	29,147	20,058	45.3	76,615	61,419	24.7
Share of results of associates	124	(50)	N/M	(197)	(72)	173.6
Profit before income tax	29,271	20,008	46.3	76,418	61,347	24.6
Income tax expense	(3,322)	(1,973)	68.4	(6,724)	(5,125)	31.2
Profit after income tax	25,949	18,035	43.9	69,694	56,222	24.0
Minority interests	370	(19)	N/M	434	(62)	N/M
Net profit attributable to shareholders	26,319	18,016	46.1	70,128	56,160	24.9

1(a)(ii) Additional Information

	Third Quarter		Increase/	First Nine Months		Increase/
Group	2003	2002	(decrease)	2003	2002	(decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
Gain on sale of investment	41	218	(81.2)	60	812	(92.6)
Interest income	318	247	28.7	804	791	1.6
Investment income	7	99	(92.9)	-	104	(100.0)
Depreciation and amortisation	(6,929)	(6,686)	3.6	(23,486)	(22,202)	5.8
(Underprovision)/overprovision of tax in respect of prior years	(330)	185	N/M	(378)	(453)	(16.6)
(Loss)/gain on disposal of plant and equipment	(7)	40	N/M	65	(122)	N/M
Plant and equipment written off	(305)	(191)	59.7	(477)	(636)	(25)

1(a)(iii) Analysis of sales

Group	Turnover Third Quarter 2003	Turnover Third Quarter 2002	Increase/ (decrease)	Profit Before Tax Third Quarter 2003	Profit Before Tax Third Quarter 2002	Increase/ (decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
By Geographical Region						
China	108,161	85,761	26.1	24,742	16,151	53.2
Taiwan	10,590	11,434	(7.4)	2,805	2,654	5.7
Others	8,271	6,193	33.6	1,724	1,203	43.3
Total	127,022	103,388	22.9	29,271	20,008	46.3
By Activity						
Rice Crackers	52,168	43,255	20.6	8,693	6,531	33.1
Other Snacks	40,242	32,986	22.0	12,523	8,109	54.4
Beverages	29,858	23,298	28.2	8,552	6,152	39.0
Others	4,754	3,849	23.5	(497)	(784)	(36.6)
Total	127,022	103,388	22.9	29,271	20,008	46.3

Group	Turnover First Nine Months 2003	Turnover First Nine Months 2002	Increase/ (decrease)	Profit Before Tax First Nine Months 2003	Profit Before Tax First Nine Months 2002	Increase/ (decrease)
	US$'000	US$'000	%	US$'000	US$'000	%
By Geographical Region						
China	317,929	274,568	15.8	69,125	53,785	28.5
Taiwan	23,703	24,663	(3.9)	4,109	4,051	1.4
Others	19,758	14,331	37.9	3,184	3,511	(9.3)
Total	361,390	313,562	15.3	76,418	61,347	24.6
By Activity						
Rice Crackers	143,672	133,603	7.5	19,211	20,191	(4.9)
Other Snacks	122,235	97,990	24.7	36,635	26,427	38.6
Beverages	83,895	72,229	16.2	22,119	16,559	33.6
Others	11,588	9,740	19.0	(1,547)	(1,830)	(15.5)
Total	361,390	313,562	15.3	76,418	61,347	24.6

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	30.09.2003	31.12.2002	30.09.2003	31.12.2002
	US$'000	US$'000	US$'000	US$'000
ASSETS	UNAUDITED	AUDITED	UNAUDITED	AUDITED
Current assets:				
Cash and bank balances	147,633	89,903	267	123
Inventories	82,725	84,654	-	-
Trade receivables	29,099	29,433	-	-
Related companies and associates	1,846	1,526	43,323	97,525
Short-term investments	28,961	2,789	-	-
Other receivables and prepayments	24,376	25,853	218	2,571
Total current assets	314,640	234,158	43,808	100,219
Non-current assets:				
Investment in subsidiaries	-	-	369,909	342,604
Investment in associates	1,250	1,231	826	626
Long-term investments	1,143	1,158	830	830
Property, plant and equipment	304,765	306,198	5,371	5,454
Deferred expenditure	1,223	571	-	-
Other intangible asset	159	164	159	164
Total non-current assets	308,540	309,322	377,095	349,678
Total assets	623,180	543,480	420,903	449,897
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	71,874	64,202	146	182
Short-term bank loans	12,443	24,690	-	-
Income tax payable	2,702	1,231	-	2
Total current liabilities	87,019	90,123	146	184
Non-current liabilities:				
Long-term bank loans	50,000	15,291	-	7,250
Negative goodwill on consolidation	636	702	-	-
Total non-current liabilities	50,636	15,993	-	7,250
Minority interests	12,394	10,107	-	-
Capital and reserves:				
Issued capital	127,364	127,361	127,364	127,361
Share premium	72,787	72,773	72,787	72,773
Warrant reserve	459	460	459	460
Capital reserve on consolidation	4,662	4,662	-	-
Capital redemption reserve	309	309	309	309
Capital reserve - other	17,308	16,778	-	-
Currency realignment reserve	(6,993)	(8,196)	-	-
Accumulated profits	250,327	181,490	219,838	216,088
Proposed dividend	-	25,472	-	25,472
Legal reserve	6,908	6,148	-	-
Total capital and reserves	473,131	427,257	420,757	442,463
Total liabilities and equity	623,180	543,480	420,903	449,897

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30/09/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
US$0	US$12,443,000	US$0	US$24,690,000

Amount repayable after one year

As at 30/09/2003		As at 31/12/2002	
Secured	Unsecured	Secured	Unsecured
US$0	US$50,000,000	US$2,294,000	US$12,997,000

Details of any collateral

Certain of the subsidiaries' property, plant and equipment has been pledged to banks as collaterals for the above secured loans.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Group	Third Quarter 2003	Third Quarter 2002	First Nine Months 2003	First Nine Months 2002
	US$'000	US$'000	US$'000	US$'000
Cash flows from operating activities:				
Profit before share of results of associates	29,147	20,058	76,615	61,419
Add items not requiring cash:				
Depreciation expense	6,895	6,636	23,379	22,107
Amortisation of deferred expenditure	32	50	102	95
Amortisation of intangible assets	2	-	5	-
Amortisation of negative goodwill	(22)	(22)	(66)	(66)
Amortisation of loan discount	-	-	250	393
Loss/(Gain) on disposal of plant and equipment	7	(40)	(65)	122
Plant and equipment written off	305	191	477	636
Provision for diminution in value of investment	23	-	23	-
Gain on disposal of associates	-	-	-	(102)
Gain on disposal of subsidiaries	-	-	-	(13)
Interest expense	130	374	474	1,066
Interest income	(318)	(247)	(804)	(791)
Cash flows provided by operations before changes in working capital	36,201	27,000	100,390	84,866
Inventories	(8,420)	6,933	1,929	9,070
Trade receivables	(8,847)	(2,460)	334	(4,676)
Related companies and associates	(156)	(20)	(319)	(39)
Other receivables and prepayments	(3,327)	(5,473)	1,477	(1,928)
Trade payables	17,907	8,709	7,671	501
Cash generated from operations	33,358	34,689	111,482	87,794
Interest paid	(130)	(374)	(474)	(1,066)
Interest received	318	247	804	791
Income tax paid	(2,133)	(1,187)	(5,252)	(4,656)
Net cash from operating activities	31,413	33,375	106,560	82,863
Cash flows from investing activities:				
Purchase of property, plant and equipment	(7,880)	(11,681)	(22,111)	(23,833)
Proceeds from disposal of plant and equipment	696	798	899	1,467
Purchase less disposal of associates	-	(395)	(200)	(665)
Disposal of subsidiaries	-	-	-	(150)
Deferred expenditure	(1)	88	(738)	(21)
(Purchase less disposal)/ Disposal less purchase of other investments	(28,666)	1,003	(26,171)	3,264
Net cash used in investing activities	(35,851)	(10,187)	(48,321)	(19,938)
Cash flows from financing activities:				
Increase/(Decrease) in bank loans	39,688	(4,029)	22,212	(15,665)
Contribution from minority shareholders	993	4,990	2,710	4,511
Shares issued on exercise of warrants	-	1	16	62,063
Dividend paid	-	-	(25,473)	(82,785)
Net cash used in financing activities	40,681	962	(535)	(31,876)
Net effect of exchange rate changes in consolidating subsidiaries	(74)	70	26	(946)
Increase in cash and cash equivalents	36,169	24,220	57,730	30,103
Cash and cash equivalents at beginning of period	111,464	79,825	89,903	73,942
Cash and cash equivalents at end of period	147,633	104,045	147,633	104,045

Notes to the consolidated cash flow statement

Not applicable

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital reserve on consolidation US$'000	Capital redemption reserve US$'000	Capital reserve - other US$'000	Currency realignment reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Legal reserves US$'000	Total US$'000
Group											
Balance at 1 Jan, 2002	117,431	18,158	2,942	4,662	309	15,646	(6,429)	141,930	76,330	4,032	375,011
Currency translation differences	-	-	-	-	-	-	(1,656)	-	-	-	(1,656)
Profit attributable to shareholders	-	-	-	-	-	-	-	26,281	-	-	26,281
11,047,220 ordinary shares at par value US$0.10 each issued on exercise of warrants	1,105	6,076	(276)	-	-	-	-	-	-	-	6,905
Transfer	-	-	-	-	-	104	-	(1,214)	-	1,110	-
Balance at 31 Mar, 2002	118,536	24,234	2,666	4,662	309	15,750	(8,085)	166,997	76,330	5,142	406,541
Currency translation differences	-	-	-	-	-	-	1,310	-	-	-	1,310
Profit attributable to shareholders	-	-	-	-	-	-	-	11,863	-	-	11,863
Dividend paid	-	-	-	-	-	-	-	-	(82,785)	-	(82,785)
Underprovision of dividend	-	-	-	-	-	-	-	(6,455)	6,455	-	-
88,252,794 ordinary shares at par value US$0.10 each issued on exercise of warrants	8,825	48,539	(2,206)	-	-	-	-	-	-	-	55,158
Transfer	-	-	-	-	-	2,666	-	(1,967)	-	(699)	-
Balance at 30 Jun, 2002	127,361	72,773	460	4,662	309	18,416	(6,775)	170,438	-	4,443	392,087
Currency translation differences	-	-	-	-	-	-	(1,439)	-	-	-	(1,439)
Profit attributable to shareholders	-	-	-	-	-	-	-	18,016	-	-	18,016
600 ordinary shares at par value US$0.10 each issued on exercise of warrants	-	-	-	-	-	-	-	-	-	-	-
Transfer	-	-	-	-	-	(1,608)	-	261	-	1,347	-
Balance at 30 Sep, 2002	127,361	72,773	460	4,662	309	16,808	(8,214)	188,715	-	5,790	408,664

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital reserve on consolidation US$'000	Capital redemption reserve US$'000	Capital reserve - other US$'000	Currency realignment reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Legal reserves US$'000	Total US$'000
Group (continued)											
Balance at 1 Jan, 2003	127,361	72,773	460	4,662	309	16,778	(8,196)	181,490	25,472	6,148	427,257
Currency translation differences	-	-	-	-	-	-	111	-	-	-	111
Profit attributable to shareholders	-	-	-	-	-	-	-	28,210	-	-	28,210
Balance at 31 Mar, 2003	127,361	72,773	460	4,662	309	16,778	(8,085)	209,700	25,472	6,148	455,578
Currency translation differences	-	-	-	-	-	-	138	-	-	-	138
Profit attributable to shareholders	-	-	-	-	-	-	-	15,599	-	-	15,599
Dividend paid	-	-	-	-	-	-	-	-	(25,473)	-	(25,473)
Underprovision of dividend	-	-	-	-	-	-	-	(1)	1	-	-
25,576 ordinary shares at par value US$0.10 each issued on exercise of warrants	3	14	(1)	-	-	-	-	-	-	-	16
Transfer	-	-	-	-	-	530	-	(1,290)	-	760	-
Balance at 30 Jun, 2003	127,364	72,787	459	4,662	309	17,308	(7,947)	224,008	-	6,908	445,858
Currency translation differences	-	-	-	-	-	-	954	-	-	-	954
Profit attributable to shareholders	-	-	-	-	-	-	-	26,319	-	-	26,319
120 ordinary shares at par value US$0.10 each issued on exercise of warrants	-	-	-	-	-	-	-	-	-	-	-
Balance at 30 Sep, 2003	127,364	72,787	459	4,662	309	17,308	(6,993)	250,327	-	6,908	473,131

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital redemption reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Total US$'000
Company							
Balance at 1 Jan, 2002	117,431	18,158	2,942	309	206,287	76,330	421,457
Loss attributable to shareholders	-	-	-	-	(182)	-	(182)
11,047,220 ordinary shares at par value US$0.10 each issued on exercise of warrants	1,105	6,076	(276)	-	-	-	6,905
Balance at 31 Mar, 2002	118,536	24,234	2,666	309	206,105	76,330	428,180
Loss attributable to shareholders	-	-	-	-	(517)	-	(517)
Dividend paid	-	-	-	-	-	(82,785)	(82,785)
Underprovision of dividend	-	-	-	-	(6,455)	6,455	-
88,252,794 ordinary shares at par value US$0.10 each issued on exercise of warrants	8,825	48,539	(2,206)	-	-	-	55,158
Balance at 30 Jun, 2002	127,361	72,773	460	309	199,133	-	400,036
Loss attributable to shareholders	-	-	-	-	(154)	-	(154)
600 ordinary shares at par value US$0.10 each issued on exercise of warrants	-	-	-	-	-	-	-
Balance at 30 Sep, 2002	127,361	72,773	460	309	198,979	-	399,882

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	*Capital* redemption reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Total US$'000
Company (continued)							
Balance at 1 Jan, 2003	127,361	72,773	460	309	216,088	25,472	442,463
Profit attributable to shareholders	-	-	-	-	795	-	795
Balance at 31 Mar, 2003	127,361	72,773	460	309	216,883	25,472	443,258
Profit attributable to shareholders	-	-	-	-	798	-	798
Dividend paid	-	-	-	-	-	(25,473)	(25,473)
Underprovision of dividend	-	-	-	-	(1)	1	-
25,576 *ordinary* shares at par value US$0.10 each issued on exercise of warrants	3	14	(1)	-	-	-	16
Balance at 30 Jun, 2003	127,364	72,787	459	309	217,680	-	418,599
Profit attributable to shareholders	-	-	-	-	2,158.00	-	2,158
120 ordinary shares at par value US$0.10 each issued on exercise of warrants	-	-	-	-	-	-	-
Balance at 30 Sep, 2003	127,364	72,787	459	309	219,838	-	420,757

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

During third quarter 2003, 120 ordinary shares of US$0.10 each were issued as a result of the exercise of warrants at an exercise price of US$0.63 each (third quarter 2002 : 600).

As at 30 September 2003, there were 18,359,026 outstanding warrants at exercise price of US$0.63 each (30 September 2002 : 18,384,722).

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Company has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

Earnings per ordinary share	Group		Group	
	Third Quarter		First Nine Months	
	2003	2002	2003	2002
(i) Based on weighted average number of ordinary shares in issue	2.07 US cts	1.41 US cts	5.51 US cts	4.52 US cts
**Weighted average number of ordinary shares	1,273,637,808	1,273,612,192	1,273,626,414	1,241,863,942
(ii) On a fully diluted basis	2.06 US cts	1.41 US cts	5.49 US cts	4.50 US cts
**Adjusted weighted average number of ordinary shares assuming the fully exercise of warrants outstanding during the year	1,278,976,248	1,273,612,192	1,277,018,843	1,247,170,102

The comparative figures of the previous year have been adjusted by a factor of 2 pursuant to the share split exercise on 20 May 2002.

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	30/09/2003	31/12/2002	30/09/2003	31/12/2002
Net asset value per ordinary share based on existing issued share capital as at the end of the period	37.15 US cts	33.55 US cts	33.04 US cts	34.74 US cts
**Number of ordinary shares in issue	1,273,637,888	1,273,612,192	1,273,637,888	1,273,612,192

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

Third Quarter

The Group's sales increased by 23% from US$103 million to US$127 million with sales for all product segments performing better quarter-on-quarter. As a result of the improved turnover and higher operational efficiencies, the Group's profit before tax increased by 46%.

Rice Crackers increased 21% in sales and 33% in profit before tax. In China, total unit sales volume grew 46%, with sub-brands up by 63% quarter-on-quarter. Sub-brands made up 48% of sales, up from 41% in 3Q2002. In addition to our growing dominance in the sub-brand segment, it is noteworthy that our core brand has also begun to register growth in both sales volume and revenue in this quarter. Together, they gave rise to an encouraging growth of 33% in profit before tax.

Other Snacks grew 22% in turnover and 54% in profit before tax. The stronger sales and profits were mainly due to the higher sales of gummy sweets with the addition of new flavours and packaging, and popsicles. Better margins were also achieved arising from the higher sales volume which led to stronger growth in profits.

Beverages increased 28% in sales and 39% in profit before tax mainly because of higher sales of tetra-pak milk products.

Geographically, sales in China rose 26% as a result of improvements made in all product segments. For Other Regions, sales rose 34% as we continued to expand in existing and new markets.

For First Nine Months Ended 30 September

Sales increased by 15% from US$314 million to US$361 million. Turnover from Rice Crackers, Other Snacks, Beverages and Others segments rose by 8%, 25%, 16% and 19% respectively. With higher sales and operational efficiencies, profit before tax increased by 25% from US$61 million to US$76 million.

Profit before tax for Other Snacks and Beverages recorded positive growth of 38% and 34% respectively. Although Rice Cracker segment declined marginally by 5% in profit before tax, the segment has begun to achieve quarter on quarter growth from second quarter onwards.

Similarly, sales improved for all regions except for Taiwan which slid by 4%. China grew by 29% in profit before tax while Taiwan increased marginally by 1%. Profit before tax for Other Regions declined by 9% due mainly to lower margin for OEM products this year.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In line with statements made in our announcement on second quarter 2003 unaudited results.

10. Prospect

Riding on the improvements made in second quarter, the Group registered another set of stronger results in third quarter for all product segments. In particular, the Group is well positioned to achieve positive growth for the full year for our rice cracker segment along with the improvement in sales volume and profits.

We will continue to monitor market developments to fine-tune our strategies and structures for better performance. Barring unforeseen circumstances, we expect our full year results to be better than last year.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not applicable

(d) Books closure date

Not applicable

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable

MASNET No. 80 OF 21.11.2003
Announcement No. 81

WANT WANT HOLDINGS LTD

SLIDES FOR THE THIRD QUARTER 2003 UNAUDITED RESULTS

Attached are the slides of the unaudited results of Want Want Holdings Ltd for the third quarter ended 30 September 2003.

3Q2003 Unaudited Acc

Submitted by Adams Lin Feng I, Group Vice President and Director on 21/11/2003 to the SGX



Want Want Holdings Ltd
3Q 2003 RESULT

21 Nov 2003

3Q Financials

Unit: USD'000

	2003		2002		Q-o-Q
Turnover	127,022	100.0%	103,388	100.0%	22.9%
Gross Profit	57,692	45.4%	46,720	45.2%	23.5%
Operating Profit	28,855	22.7%	21,864	21.1%	32.0%
Net Profit	26,319	20.7%	18,016	17.4%	46.1%
EPS (cents) *	2.07		1.41		46.8%

* Based on 1,273,637,888 outstanding shares as at 30 Sep 2003 (2002: 1,273,612,192)

3Q Review

- Q-O-Q group sales rose 23%
- All product segments continued to grow in sales & profits
- Overall gross profit margin remained stable
- Rice crackers achieved positive growth in profit before tax as sub-brands' sales increased further & core-brand began to improve in sales volume and revenue
- Operational efficiencies improved further with decline in operating expense/sales ratio
- Q-O-Q group profit before tax rose 46%

1st 9 Months Financials

Unit: USD'000

	2003		2002		Y-o-Y
Turnover	361,390	100.0%	313,562	100.0%	15.3%
Gross Profit	157,908	43.7%	139,185	44.4%	13.5%
Operating Profit	76,056	21.0%	62,469	19.9%	21.7%
Net Profit	70,128	19.4%	56,160	17.9%	24.9%
EPS (cents) *	5.51		4.41		24.9%

* Based on 1,273,637,888 outstanding shares as at 30 Sep 2003 (2002: 1,273,612,192)

1st 9 Months Review

- Y-O-Y sales improved by 15%
- Stable gross profit margin & higher operational efficiencies led to improved operating profit /profit before tax margin
- All product segments continue to grow in sales and profits. Profit before tax for Rice Crackers recorded marginal Y-O-Y decline rate of 5%
- Y-O-Y profit before tax improved by 25%

1st 9 Months Turnover Breakdown

Turnover By Products



100%
80%
60%
40%
20%
0%
3.2%
23.2%
33.8%
39.8%
3.1%
23.0%
31.3%
42.6%
2003
2002
Rice Crackers
Other Snacks
Beverages
Others

Turnover By Regions



100%
80%
60%
40%
20%
0%
5.5%
6.6%
87.9%
4.6%
7.9%
87.5%
2003
2002
China
Taiwan
Others

1st 9 Months Profit Breakdown

Profit By Products


100%
80%
60%
40%
20%
0%
-20%
29.0%
47.9%
25.1%
-2.0%
27.0%
43.1%
32.9%
-3.0%
2003
2002
Rice Crackers
Other Snacks
Beverages
Others

Profit By Regions


100%
80%
60%
40%
20%
0%
4.2%
5.4%
90.4%
5.7%
6.6%
87.7%
2003
2002
China
Taiwan
Others

PRC 1st 9 Months Turnover Breakdown

Sugar coated	46%	47%
Savory	36%	37%
Fried	10%	9%
Others	8%	7%
Total:	100%	100%
Core Brand	***58%***	***71%***
Non-Core Brand	***42%***	***29%***

Gummy Sweet	49%	45%
Ball cake	16%	18%
Popsicle	12%	9%
Others	23%	28%
Total:	100%	100%

Milk	98%	97%
Others	2%	3%
Total:	100%	100%

Liquidity Position as at 30 Sep

Unit: USD'000 equivalent

Currency	RMB	NTD	SGD	USD	Others	Total
Cash(03)	*124,165*	*881*	*69*	*21,801*	*717*	*147,633*
Cash(02)	82,804	1,772	93	19,029	347	104,045
Debt(03)	*NA*	*4,443*	*NA*	*58,000*	*NA*	*62,443*
Debt(02)	15,141	9,585	NA	37,075	NA	61,801

Net Cash (Sep 03): 85,190

Financial Ratio

	30 Sep 03	31 Dec 02
Net Debt/Equity	net cash	net cash
A/R turnover ratio	22 days	23 days
Current ratio	362%	260%
Inventory turnover ratio	98 days	120 days
Average interest rate	2.5%	2.4%
Interest coverage ratio	106.6	33.6